CollPlant Biotechnologies Ltd.

4 Oppenheimer St.

Weizmann Science Park

Rehovot 7670104

Israel

June 4, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CollPlant Biotechnologies Ltd.
Registration Statement on Form F-3 File No. 333- 238731

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CollPlant Biotechnologies Ltd. hereby respectfully requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-238731) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on June 5, 2020 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Mark S. Selinger at (212) 547-5438. The Company hereby authorizes Mr. Selinger to orally modify or withdraw this request for acceleration.

Very truly yours,

COLLPLANT BIOTECHNOLOGIES LTD.

By:	/s/ Eran Rotem
Name:	Eran Rotem
Title:	Deputy CEO and Chief Financial Officer